Harbor Custom Development, Inc.

1201 Pacific Avenue, Suite 1200

Tacoma, WA 98402

May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kibum Park

Re:	Harbor Custom Development, Inc. Registration Statement on Form S-1, as amended Filed on May 11, 2023 File No. 333-271550

Dear Mr. Park:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Harbor Custom Development, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-271550) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on Tuesday, May 16, 2023, or as soon as practicable thereafter.

Please call Lynne Bolduc at (949) 788-8900 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

HARBOR CUSTOM DEVELOPMENT, INC.

By:	/s/ Sterling Griffin
Name:	Sterling Griffin
Title:	Chief Executive Officer and President